DS HEALTHCARE GROUP, INC.

1601 Green Road

Pompano Beach, Florida 33064

June 9, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: David Korvin

Re:	DS Healthcare Group, Inc.
Registration Statement on Form S-3 Filed June 2, 2015
File No. 333-204651

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DS Healthcare Group, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, June 11, 2015, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

DS Healthcare Group, Inc.

By:	/s/ Daniel Khesin
Daniel Khesin
Chief Executive Officer